Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Investment Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-120878) on Form S-8 of The Mosaic Company of our report dated June 28, 2011 with respect to the statements of net assets available for benefits of the Mosaic Investment Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Mosaic Investment Plan.

(signed) KPMG LLP

Minneapolis, Minnesota

June 28, 2011